Exhibit 99

June 27, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that today, Mr. Santosh Haldankar, Company Secretary (Key Managerial Personnel), of HDFC Bank Limited (“Bank”), has tendered his resignation to pursue career opportunities outside the Bank, and the same has been accepted by the Bank. The effective date of his resignation shall be July 20, 2024 (close of business hours).

The Bank would like to place on record its sincere appreciation for the diligent and dedicated services provided by Mr. Santosh Haldankar throughout his tenure as the Company Secretary of the Bank and wishes him all the best for his future endeavours.

The details are given below:

Sr. No.	Particulars	Description
1.	Name of the Company Secretary (Key Managerial Personnel)	Mr. Santosh Haldankar
2.	Reason for change viz. resignation	Resignation of Mr. Santosh Haldankar as Company Secretary (Key Managerial Personnel) of the Bank for reasons mentioned herein below.
3.	Date of cessation	Resigned on June 27, 2024 and the resignation will be effective on July 20, 2024 (close of business hours)
4.	Brief profile (in case of appointment);	Not Applicable
5.	Disclosure of relationships between directors (in case of appointment of a director).	Not Applicable
6.	Letter of Resignation along with detailed reason for the resignation	Mr. Santosh Haldankar has tendered his resignation to pursue career opportunities outside the Bank.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary